UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

001-41208

(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Form 6-K filed by NOVONIX Limited (the “Company”) with the Securities and Exchange Commission on January 31, 2023 (the “Original Filing”), is filed solely to correct Exhibit 99.1 to the Form 6-K of the Original Filing, which inadvertently omitted the Quarterly Cash Report (beginning on page 13 of the corrected version of Exhibit 99.1, filed herewith).

Except for the correction described above, this Amendment does not amend or modify any other disclosure in the Original Filing.

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Quarterly Activities Report – October-December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED

By: /s/ Dr John Christopher Burns

Dr. John Christopher Burns

Chief Executive Officer

Date: March 29, 2023